SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

Bankwell Financial Group, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

06654A103
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Lanidex Plaza, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 106,104
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 106,104
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.35%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,868
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 73,868
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,868
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.94%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,508
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 80,508
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,115
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,115
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,213
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 58,213
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.74%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,159
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 72,159
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.92%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Chewy Gooey Cookies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,458
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,458
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,620
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 68,620
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.88%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06654A103
1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 281,209
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 281,209
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.59%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS JBRC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,115
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,115
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 472,045
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 472,045
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of 472,045 the  Shares beneficially owned in the aggregate by the Reporting Persons is approximately $13,375,787, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 7,842,246 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2018, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 1, 2018.

A.	SAL

(a)	As of the close of business on December 19, 2018, SAL beneficially owned 106,104 Shares.

       Percentage: Approximately 1.35%.

(b)	1. Sole power to vote or direct the vote: 106,104

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 106,104

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days, that have not been previously reported, are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 06654A103

B.	SIP

(a)	As of the close of business on December 19, 2018, SIP beneficially owned 73,868 Shares.

                               Percentage: Approximately 0.94%.

(b)	1. Sole power to vote or direct the vote: 73,868

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 73,868

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days, that have not been previously reported, are set forth in Schedule B and are incorporated herein by reference.

C.	SIPII

(a)	As of the close of business on December 19, 2018, SIPII beneficially owned 80,508 Shares.

Percentage: Approximately 1.03%.

(b)	1. Sole power to vote or direct the vote: 80,508

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 80,508

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days, that have not been previously reported, are set forth in Schedule B and are incorporated herein by reference.

D.	SIPIII

(a)	As of the close of business on December 19, 2018, SIPIII beneficially owned 11,115 Shares.

Percentage: Approximately 0.14%.

(b)	1. Sole power to vote or direct the vote: 11,115

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 11,115

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPIII during the past 60 days, that have not been previously reported, are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 06654A103

E.	LSBK

(a)	As of the close of business on December 19, 2018, LSBK beneficially owned 58,213 Shares.

Percentage: Approximately 0.74%.

(b)	1. Sole power to vote or direct the vote: 58,213

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 58,213

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days, that have not been previously reported, are set forth in Scheduled B and are incorporated herein by reference.

F.	Broad Park

(a)	As of the close of business on December 19, 2018, Broad Park beneficially owned 72,159 Shares.

Percentage: Approximately 0.92%.

(b)	1. Sole power to vote or direct the vote: 72,159

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 72,159

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days, that have not been previously reported, are set forth in Schedule B and are incorporated herein by reference.

G.	Chewy

(a)	As of the close of business on December 19, 2018, Chewy beneficially owned 1,458 Shares.

Percentage: Approximately 0.02%.

(b)	1. Sole power to vote or direct the vote: 1,458

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 1,458

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Chewy Gooey during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 06654A103

H.	CBPS

(a)	As of the close of business on December 19, 2018, CBPS beneficially owned 68,620 Shares.

Percentage: Approximately 0.88%.

(b)	1. Sole power to vote or direct the vote: 68,620

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 68,620

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CBPS during the past 60 days, that have not been previously reported, are set forth in Schedule B and are incorporated herein by reference.

I.	Veteri

(a)
Veteri, (i) as the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 73,868 Shares owned by SIP and the 80,508 Shares owned by SIPII, and (ii) as the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 58,213 Shares owned by LSBK and the 68,620 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 281,209 Shares.

Percentage: Approximately 3.59%.

(b)	1. Sole power to vote or direct the vote: 281,209

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 281,209

4. Shared power to dispose or direct the disposition: 0

(c)
Veteri has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by SIP, SIPII, LSBK and CBPS are set forth on Schedule B and are incorporated herein by reference.

J.	JBRC

(a)	JBRC, as a co-general partner of SIPIII, may be deemed the beneficial owner of the 11,115 Shares owned by SIPIII.

Percentage: Approximately 0.14%.

(b)	1. Sole power to vote or direct the vote: 11,115

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 11,115

4. Shared power to dispose or direct the disposition: 0

(c)	JBRC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by SIPIII are set forth on Schedule B and are incorporated herein by reference.

CUSIP No. 06654A103

K.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 106,104 Shares owned by SAL, (ii) as the sole officer of Veteri, the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 73,868 Shares owned by SIP and the 80,508 Shares owned by SIPII, (iii) as the managing member of JBRC I, LLC, the co-general partner of SIPIII, may be deemed the beneficial owner of the 11,115 Shares owned by SIPIII, (iv) as the sole officer of Veteri, the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 58,213 Shares owned by LSBK and the 68,620 Shares owned by CBPS, and (v) as the investment manager for each of Broad Park and Chewy, may be deemed the beneficial owner of the 72,159 Shares owned by Broad Park, and the 1,458 Shares owned by Chewy.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 472,045 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 6.02%.

(b)	1. Sole power to vote or direct the vote: 472,045

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 472,045

4. Shared power to dispose or direct the disposition: 0

(c)
Seidman has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of SAL, SIP, SIPII, SIPIII, LSBK, Broad Park and CBPS are set forth on Schedule B and are incorporated herein by reference.

        An aggregate of 472,045 Shares, constituting approximately 6.02% of the Shares outstanding, are reported by the Reporting
        Persons in this statement.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

        To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the persons listed on
        Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Signature Page to Bankwell Financial Group, Inc. Schedule 13D Amendment No. 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2018	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 06654A103

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Entity	Transaction Date	Per Share*	Cost*	Shares

SAL	12/14/2018	27.5361	128,566.11	4,669
SAL	12/17/2018	27.5729	123,774.93	4,489
SAL	12/18/2018	27.6442	123,735.22	4,476
SAL	12/19/2018	27.6807	122,404.02	4,422
Total			498,480.28	18,056

SIP	12/14/2018	27.5377	85,724.92	3,113
SIP	12/17/2018	27.5744	86,280.28	3,129
SIP	12/18/2018	27.6456	86,420.14	3,126
SIP	12/19/2018	27.6821	86,727.98	3,133
Total			345,153.32	12,501

SIPII	12/14/2018	27.5375	88,891.20	3,228
SIPII	12/17/2018	27.5742	89,423.21	3,243
SIPII	12/18/2018	27.6454	89,985.80	3,255
SIPII	12/19/2018	27.6819	90,436.74	3,267
Total			358,736.95	12,993

SIPIII	12/14/2018	27.5710	10,862.96	394
SIPIII	12/17/2018	27.6069	11,097.98	402
SIPIII	12/18/2018	27.6775	11,320.09	409
SIPIII	12/19/2018	27.7133	11,556.43	417
Total			44,837.46	1,622

LSBK	12/14/2018	27.5388	69,783.37	2,534
LSBK	12/17/2018	27.5755	70,234.77	2,547
LSBK	12/18/2018	27.6467	70,471.40	2,549
LSBK	12/19/2018	27.6832	70,841.21	2,559
Total			281,330.75	10,189

Broad Park	12/14/2018	27.5377	85,587.25	3,108
Broad Park	12/17/2018	27.5744	86,059.72	3,121
Broad Park	12/18/2018	27.6456	86,171.37	3,117
Broad Park	12/19/2018	27.6821	86,561.92	3,127
Total			344,380.26	12,473

Chewy	12/17/2018	27.7196	2,771.96	100
Chewy	12/18/2018	27.7908	2,779.08	100
Chewy	12/19/2018	27.8273	2,782.73	100
Total			8,333.77	300

CBPS	12/14/2018	27.5380	81,347.19	2,954
CBPS	12/17/2018	27.5747	81,869.14	2,969
CBPS	12/18/2018	27.6459	82,052.89	2,968
CBPS	12/19/2018	27.6823	82,354.97	2,975
Total			327,624.19	11,866

*Includes brokerage commission.